

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 23, 2009

Via U S Mail and FAX [(713) 465-1080]

Frank Neukomm, Chief Executive Officer
American Security Resources Corporation
19 Briar Hollow Lane, Suite 125
Houston, Texas 77027

> **Re: American Security Resources Corporation**
> **Form 8-K for Item 4.01**
> **Filed May 18, 2009**
> **File No. 000-27419**

Dear Mr. Neukomm:

        We have completed our review of your Form 8-K and do not, at this time, have any further comments.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief